Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Amendment No. 1 to the Registration Statement (Form S-3 No. 333-128979) and related Prospectus of DURECT Corporation for the registration of $75,000,000 of its common stock and the registration of 347,256 shares of common stock for certain selling stockholders and to the incorporation by reference therein of our reports dated March 10, 2005, with respect to the consolidated financial statements and schedule of DURECT Corporation, DURECT Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of DURECT Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/    Ernst & Young LLP

Palo Alto, California

October 21, 2005